UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42826

Zenta Group Company Limited

(Registrant’s Name)

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Zenta Group Company Limited Announces Results of Extraordinary General Meeting

Zenta Group Company Limited (“Zenta Group” or the “Company”) (Nasdaq: ZTG), a Macau-based professional services provider that offers consultation services to industrial park, business investment and sales of fintech products and services, today announced the results of an extraordinary general meeting (the “EGM”) held at its executive office at Avenida do Infante D. Henrique, No. 47-53A, Macau Square, 13th Floor, Unit M, Macau, at 10:00 a.m. on September 30, 2026, Hong Kong Time.

At the EGM, shareholders of the Company passed the following resolutions:

(i)	Resolved as an ordinary resolution that,

(a)	the consolidation of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) on a 12 to 1 basis (the “Share Consolidation”), with effect from the date of passing this resolution, pursuant to which every 12 Shares of par value US$0.001 each be consolidated into one Share of par value US$0.012, such consolidated Shares to have the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s current memorandum and articles of association;

(b)	the corresponding change to the authorized share capital of the Company from US$1,020,000 divided into (a) 1,000,000,000 Class A ordinary shares of par value US$0.001 each and (b) 20,000,000 Class B ordinary shares of par value US$0.001 each to US$1,020,000 divided into (a) 83,333,334 Class A ordinary shares of par value US$0.012 each and (b) 1,666,667 Class B ordinary shares of par value US$0.012 each;

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(d)	any one director, officer and authorized signatory of the Company from time to time be authorized and instructed to make all necessary or desirable filings with the Registrar of Companies in the Cayman Islands relating to and to take all such other steps, as may be required to give effect to the Share Consolidation.

(ii)	Resolved as an ordinary resolution that, the Company be and is hereby authorized, if the share price of the Company stays consecutively below US$1.0 for more than eight (8) trading days, to consolidate the Shares at a ratio of 20 Shares into one (1) share, with effect from the opening of business on the trading day immediately following the expiry of such eight (8) trading day period, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then existing memorandum and articles of association.

(iii)	Resolved as a special resolution that, the Company adopt the Third Amended and Restated Memorandum and Articles of Association, the form of which is attached to the notice of EGM as the Appendix, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, with immediate effect from the date of passing this resolution, in order to reflect the following amendments:

(a)	the Share Consolidation and the resulting changes to the authorized share capital and par value of the Shares;

(b)	the amendments to the written resolution arrangements of the Company;

(c)	provide for an exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein against the Company; and

(d)	such other consequential and administrative updates as are set out therein.

(iv)	Resolved as an ordinary resolution that, to adjourn the EGM to a later date or dates or sine die, if necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zenta Group Company Limited

By:	/s/ Ng Wai Ian
Name:	Ng Wai Ian
Title:	Chief Executive Officer

Date: October 5, 2026